December 16, 2024

Ole Jensen
Chief Financial Officer and Vice President - Finance
BMW Auto Leasing LLC
Financial Services Vehicle Trust
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677

       Re: BMW Auto Leasing LLC
           Financial Services Vehicle Trust
           Registration Statement on Form SF-3
           Filed November 19, 2024
           File Nos. 333-283340 and 333-283340-01
Dear Ole Jensen:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
2. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General
       Instruction I.B.1(e) of Form SF-3.
 December 16, 2024
Page 2

3. We note your disclosure throughout your form of prospectus regarding the issuance of one or more SUBI certificates representing a beneficial interest in specified leases and related leased vehicles assigned to the vehicle trust. Please register such SUBI certificates and any other underlying certificates that have been or will be issued in connection with an offering of asset-backed securities under this registration statement, and update the filing fee table included as Exhibit 107 accordingly. Refer to Section III.A.6. of Release No. 33-8518 (Dec. 22, 2004) and Securities Act Rule
       190(c) and (d).
Risk Factors
Risks Primarily Related to the Specified Leases, Specified Vehicles and
Economic
Conditions
The geographic concentration of the specified leases..., page 39

4. Please revise your form of prospectus to include bracketed disclosure indicating that, if 10% or more of the specified leases are or will be located in any one state or other geographic region, you will describe any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows.
       Refer to Item 1111(b)(14) of Regulation AB.
The Sponsor, Administrator and Servicer, page 56

5. We note that BMW FS may be required to reallocate specified leases and related leased vehicles for breach of a representation or warranty and to make a reallocation payment in respect thereof. Please revise your form of prospectus to include bracketed disclosure indicating that you will provide information regarding BMW FS' financial condition if there is a material risk that the ability of BMW FS to comply with the reallocation provision could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.
Asset-Level Data for the Specified Leases, page 93

6. We note that in recent Form ABS-EE filings you have regularly provided responses to data points asking for a percent, ratio, or rate (e.g., Items 4(e)(6) and 4(f)(8) of the
       Appendix to Schedule AL) as a whole percent. In future filings, please provide responses to these data points in decimal format instead. Refer to the guidance provided in response to Question 9 in Compliance and Disclosure Interpretations
       Information for Form ABS-EE Filings, available on the Division's website at

https://www.sec.gov/rules-regulations/staff-guidance/compliance-disclosure-
       interpretations/information-form-abs-ee-filings.
 December 16, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Benjamin Meeks at 202-551-7146 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance